UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2007

OR

[    ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to   .

Commission file number 1-15929

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION
Full title of the plan and the address of the
Plan, if different from that of the issuer named below

PROGRESS ENERGY, INC.
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Savings Plan for Employees of Florida Progress Corporation

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Florida Progress Corporation (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 26, 2008

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

(in thousands)	2007	2006
ASSETS
Participant-directed investments – at fair value	$290,459	$275,042
Participant contributions receivable	-	392
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	290,459	275,434

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(672)	839
NET ASSETS AVAILABLE FOR BENEFITS	$289,787	$276,273

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

(in thousands)
ADDITIONS
Contributions:
Participant contributions	$10,902
Employer contributions	4,013
Total contributions	14,915
Investment income:
Interest and dividend income	15,127
Net appreciation of investments	3,165
Total investment income	18,292
Total additions	33,207
DEDUCTIONS
Benefits paid to participants	19,653
Administrative expenses	40
Total deductions	19,693
INCREASE IN NET ASSETS	13,514
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	276,273
End of year	$289,787

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR
THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Savings Plan for Employees of Florida Progress Corporation (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information Regarding the Plan

The Plan is a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Individuals classified as bargaining unit employees of Florida Power Corporation d/b/a Progress Energy Florida, Inc. (the “Company”), a wholly owned subsidiary of Florida Progress Corporation (“Florida Progress”), are eligible to participate in the Plan. Florida Progress is a wholly owned subsidiary of Progress Energy, Inc. (“Progress Energy”). Upon employment, participants are immediately eligible to make contributions (pre-tax and/or after-tax). Employees are eligible to receive matching employer contributions on employee contributions immediately upon participation in the Plan (see “Vesting”). Participation in the Plan is voluntary.

The Chief Executive Officer of Progress Energy appoints the Savings Plan for Employees of Florida Progress Corporation Administrative Committee (the "Committee"). The Committee discharges its duties in accordance with the terms of the Plan document. Vanguard Fiduciary Trust Company (“VFTC”) serves as the Trustee of the Plan. The Plan was amended and restated effective January 1, 2006, to comply with various Internal Revenue Service (“IRS”) and Department of Labor (“DOL”) requirements.

Contributions

Eligible employees may elect to contribute up to 20 percent, in increments of 1 percent, of their annual base pay as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Eligible employees may elect to have these contributions deducted on either a pre-tax basis and/or after-tax basis not to exceed 20 percent in total. Each pay period the Company contributes an amount equal to 75 percent of the participant’s contributions, up to 6 percent of base pay. Participants who are age 50 or older by the end of the year may contribute an additional pre-tax amount over and above the IRC limits for each year. For 2007 and 2006, the IRS allowed participants age 50 or older to contribute up to an additional $5,000 over and above the $15,500 and $15,000 IRC pre-tax limits, respectively.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and investment earnings/losses and is charged with withdrawals and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is equal to the participant’s vested account balance net of any outstanding loan balance.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2007, the Plan directed the Trustee to replace three LifeStrategy Funds with twelve Target Retirement Date Funds to be transitioned during 2007 and 2008. This brought the total number of funds offered in the plan to twenty-one funds which includes mutual funds, one common collective trust fund, the Progress Energy, Inc. Contingent Value Obligations fund (the “CVO Fund”) and Progress Energy common stock. Company matching contributions are automatically invested in the Progress Energy Common Stock Fund. Participants are permitted to make transfers from the Progress Energy Common Stock Fund to other investment options offered by the Plan at any time in accordance with Plan provisions.

Contingent Value Obligations

Pursuant to the acquisition of Florida Progress by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, participants with investments in the Florida Progress Stock Fund received shares of the CVO Fund. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuels facilities previously owned by Progress Energy. In 2007, one of the synthetic fuels facilities was sold and the remaining facilities were abandoned by Progress Energy upon the expiration of the synthetic fuels tax credit program. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange all or a portion of their account balance invested in the CVO Fund in accordance with applicable Plan provisions.

Vesting

Participants are vested immediately in their pre-tax and after-tax contributions and earnings thereon. The employer matching contributions and the earnings thereon vest gradually based on the following Years of Continuous Service schedule:

Vesting
Years of Continuous Service	Percentage
Less than two	0%
Two but less than three	25
Three but less than four	50
Four but less than five	75
Five or more	100

A year of continuous service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer matching contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

Participants are 100 percent vested in all dividends earned on amounts invested in the Progress Energy Common Stock Fund. Dividends not distributed in cash to the participant (subject to income tax) are invested in the Progress Energy Common Stock Fund within the participants’ accounts.

Participant Loans

All actively employed Plan participants with available account balances may apply for a loan from their own Plan account. The amount of any loan shall not be less than $500 nor exceed the lesser of $50,000 or one-half of the participant’s vested Plan account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of Benefits

Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000, elect to receive a lump-sum amount equal to the value of their account balance, elect to roll over a full account distribution, or select from a menu of installment payment options. Effective January 1, 2006, temporary employees may elect to defer distribution of their accounts for a maximum of 12 months from the date of termination. If termination of employment is due to death and the vested account balance is $5,000 or less, a lump-sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Active participants are also eligible to apply for (i) hardship withdrawals from their pre-tax account in accordance with Plan provisions, (ii) withdrawals from their after-tax account at any time in accordance with Plan provisions, and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.

Forfeited Accounts

Forfeited matching contributions may be used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. As of December 31, 2007 and 2006, the forfeited non-vested account totaled $44,005 and $274,151, respectively. During the year ended December 31, 2007, forfeited matching contributions and associated reinvested earnings used to offset company matching contributions totaled $192,500.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including mutual funds, common collective trust funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

 New Accounting Standard

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 establishes a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007, as such the Plan will adopt SFAS No. 157 on January 1, 2008.  Plan management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s assets available for benefits or changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Progress Energy’s common stock is valued at its closing market price as of the end of the day. The CVO Fund is valued at its year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus uninvested cash position). CVOs are valued at their last traded price, which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently; therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at cost, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

The Vanguard Retirement Savings Trust is a common collective trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The adjustment from fair value to contract value related to this fund is reflected in the financial statements to comply with the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Capital gain distributions are included in dividend income. When Progress Energy common stock is distributed to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Company in accordance with Plan provisions.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

The fair value of Plan investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 were as follows:

(dollars in thousands)	2007	2006
Goldman Sachs Growth Opportunities Fund, 1,221,339 and 1,084,463	$28,787	$24,346
shares, respectively
Vanguard 500 Index Fund, 314,393 and 331,753 shares, respectively	42,490	43,324
Vanguard LifeStrategy Moderate Growth Fund, 716,452 and 701,300 shares, respectively	15,196	14,278
Vanguard Retirement Savings Trust, 88,153,817 and 87,995,704	88,826	87,157
units, respectively
Progress Energy, Inc. Common Stock Fund, 866,859 and 855,385	41,982	41,982
shares, respectively

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)
Mutual Funds:
American Funds Growth Fund (R5)	$72
Dodge & Cox Stock Fund	(1,216)
Goldman Sachs Growth Opportunities Fund	1,096
Vanguard 500 Index Fund	1,569
Vanguard Extended Market Index Fund	362
Vanguard International Growth Fund	198
Vanguard LifeStrategy Conservative Growth Fund	134
Vanguard LifeStrategy Growth Fund	640
Vanguard LifeStrategy Moderate Growth Fund	578
Vanguard Total Bond Market Index Fund	123
Progress Energy, Inc. Contingent Value Obligations	11
Progress Energy, Inc. Common Stock	(402)
Net appreciation of investments	$3,165

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

An affiliate of VFTC manages certain Plan investments. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2007 and 2006, the Plan held 866,859 and 855,385 shares, respectively, of common stock of Progress Energy, Inc., the sponsoring employer, with a cost basis of $31.2 million and $29.5 million, respectively. During the year ended December 31, 2007, the Plan recognized $2.1 million of dividend income related to Progress Energy common stock. Transactions in Progress Energy Common Stock qualify as exempt party-in-interest transactions.

U.S. Trust Company, National Association (“U.S. Trust”) serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs VFTC as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 23, 2002, in which the IRS stated that the Plan and Trust, as then designed, were in compliance with the applicable requirements of the IRC. The Plan was restated and amended on January 1, 2006. A determination letter application is currently pending before the IRS. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

7.        VOLUNTARY COMPLIANCE RESOLUTION

The Plan filed an application for a compliance statement from the IRS under the Voluntary Correction Program with respect to operational failures related to operating the Plan in accordance with its provisions regarding elections for catch-up contributions. The IRS issued a Voluntary Correction Program Compliance Statement dated February 22, 2007. The Plan has been amended to comply with the compliance statement.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

(in thousands)	2007	2006
Net assets available for benefits per the financial statements	$289,787	$276,273
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	672	(839)
Net assets available for benefits per the Form 5500	$290,459	$275,434

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2007.

(in thousands)	2007
Total additions per the financial statements	$33,207
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,511
Total income per the Form 5500	$34,718

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

FORM 5500 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	(in thousands)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	American Funds Growth Fund (R5)	Mutual Fund	**	$3,964
	Dodge & Cox Stock Fund	Mutual Fund	**	11,517
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	28,787
*	Vanguard 500 Index Fund	Mutual Fund	**	42,490
*	Vanguard Extended Market Index Fund	Mutual Fund	**	8,866
*	Vanguard International Growth Fund	Mutual Fund	**	13,273
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	**	4,366
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	**	14,479
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	15,196
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	437
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	33
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	52
*	Vanguard Target Retirement Income	Mutual Fund	**	16
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	7,513
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	88,826
*	Progress Energy, Inc. Common Stock Fund	Common Stock	**	41,982
*	Progress Energy, Inc. CVO Fund	Contingent Value Obligations	**	176
*	Various Participants	Loans to plan participants (maturing through 2012 with interest rates ranging from 4.00% to 9.50%)	**	8,486
	Total			$290,459

*	Party-in-interest
**	Cost information is not required for participant-directed investments, and therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan for Employees of Florida Progress Corporation Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Savings Plan For Employees of Florida
Progress Corporation Administrative Committee
Date: June 26, 2008

INDEX TO EXHIBITS

Exhibit Number

Exhibit No. 23                                Consent of Deloitte & Touche LLP